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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (AMENDMENT NO.       )*
                                            ------

                          Carolina Freight Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           $.50 par value common stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   143-898-104
                       ----------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 8 Pages

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CUSIP No. 143-898-104              13G                 Page  2  of  5  Pages
          -----------                                       ---    ---
- -------------------------------------------------------------------------------
 (1)        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            #94-3029777                           Fisher Investments, Inc.
- -------------------------------------------------------------------------------
 (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                                 (b)  / /

            N/A
- -------------------------------------------------------------------------------
 (3)        SEC USE ONLY

- -------------------------------------------------------------------------------
 (4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            State of California, U.S.A.
- -------------------------------------------------------------------------------
NUMBER OF                    (5) SOLE VOTING POWER          373,800 shares
SHARES
BENEFICIALLY                 --------------------------------------------------
OWNED BY                     (6) SHARED VOTING POWER           -- 00 --
EACH
REPORTING                    --------------------------------------------------
PERSON                       (7) SOLE DISPOSITIVE POWER     373,800 shares
WITH
                             --------------------------------------------------
                             (8) SHARED DISPOSITIVE POWER      -- 00 --

- -------------------------------------------------------------------------------
 (9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            373,800 shares
- -------------------------------------------------------------------------------
(10)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

            N/A
- -------------------------------------------------------------------------------
(11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.696
- -------------------------------------------------------------------------------
(12)        TYPE OF REPORTING PERSON*

            IA
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 8 Pages
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                                  SCHEDULE 13G

ITEM 1(A) AND 1(B).  SECURITY AND ISSUER

     Item 1(a)      Carolina Freight Corporation

     Item 1(b)      P.O. Box 545
                    Cherryville, North Carolina  28021


ITEM 2(A)      NAME OF PERSON FILING

            Fisher Investments, Inc.

            Fisher Investments, Inc., a Registered Investment Advisor (IA), was incorporated and is organized in the State of California.

ITEM 2(B)      ADDRESS OF PRINCIPAL OFFICE

            301 Henrik Rd.
            Woodside, CA  94062

ITEM 2(C)      CITIZENSHIP         U.S.A.

            Fisher Investments, Inc. was incorporated and is organized in State of California.

ITEM 2(D)      TITLE OF CLASS OF SECURITIES

          There is no title of class of equity purchased. Security is registered as $.50 par value common stock.

ITEM 2(E)      CUSIP NUMBER        #143-898-104.

                                        1

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ITEM 3         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a) / / Broker or Dealer registered under Section 15 of the Act

            (b) / / Bank as defined in section 3(a)(6) of the act

            (c) / / Insurance company as defined in section 3(a)(19) of the act

            (d) / / Investment Company registered under section 8, of the
                    Investment Company Act

            (e) /X/ Investment adviser registered under section 203 of the
                    Investment Advisers Act of 1940

            (f) / / Employee benefit plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see 240.13d-1(b)(1)(ii)(F)

            (g) / / Parent Holding Company, in accordance with
                    240.13d-1(b)(ii)(G)

            (h) / / Group, in accordance with 240.13d-1(b)(1)(ii)(H)


ITEM 4(A)      AMOUNT BENEFICIALLY OWNED:

               373,800 shares


ITEM 4(B)      PERCENT OF CLASS:

               5.696 percent

ITEM 4(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   Sole power to vote or to direct:               373,800 shares
           (ii)   Shared power to vote or direct:                   -- 00 --
          (iii)   Sole power to dispose or direct:               373,800 shares
           (iv)   Shared power to dispose or direct:                -- 00 --

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                N/A

ITEM 6         OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

               N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               N/A

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               N/A

ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               N/A

ITEM 10        CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1994


                              Fisher Investments, Inc.

                              by:
                                  ---------------------------------------
                                   Kenneth L. Fisher
                                   President

                                        3